October 14, 2014

VIA EDGAR

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	América Móvil, S.A.B. de C.V.
Form 20-F for the Year Ended December 31, 2013
Filed April 30, 2014
Form 6-K Filed July 24, 2014
File No. 001-16269

Dear Mr. Spirgel:

By letter dated September 24, 2014, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments related to the annual report on Form 20-F for the fiscal year ended December 31, 2013 filed by our client, América Móvil S.A.B. de C.V. (the “Company”), with the Securities and Exchange Commission on April 30, 2014 and to the Form 6-K furnished by the Company to the Securities and Exchange Commission on July 24, 2014. The Staff’s letter requested the Company’s response within ten business days of the letter’s date.

The Company has just received the Staff’s letter today. The Company has asked me to inform you that it expects to be able to respond to the Staff’s comments by October 28, 2014, which is the tenth business day from today.

We are grateful for the Staff’s accommodation in this matter. If you have any questions or wish to discuss any matters relating to the foregoing, please do not hesitate to contact me at (212) 225-2953.

Sincerely,

/s/ Jesse W. Mosier

     Jesse W. Mosier

c.c.	Kathryn Jacobson – Securities and Exchange Commission
Dean Suehiro – Securities and Exchange Commission
Robert S. Littlepage – Securities and Exchange Commission

Carlos José García Moreno Elizondo – América Móvil S.A.B. de C.V.
Alejandro Cantú Jiménez – América Móvil S.A.B. de C.V.

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